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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                        AMISYS Managed Care Systems, Inc.
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    031536105
                                 --------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a). Name of Issuer: AMISYS Managed Care Systems, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices: 30 West Gude
           Drive, 5th Floor, Rockville, MD 20850

Item 2(a). Names of Persons Filing: New Enterprise Associates VI, Limited
           Partnership ("NEA VI"), NEA Partners VI, Limited Partnership ("NEA Partners VI"), which is the sole general partner of NEA VI, and Peter J. Barris ("Barris"), Frank A. Bonsal, Jr. ("Bonsal"),
           Nancy L. Dorman ("Dorman"), Ronald Kase ("Kase"), C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks") , Thomas C. McConnell ("McConnell"), John M. Nehra ("Nehra") and Charles W. Newhall III ("Newhall") (the "General Partners"). The General Partners are individual general partners of NEA Partners VI. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 4.    Ownership.

           Not applicable.

Item 5.    Ownership of Five Percent or Less of a Class.

           Each Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock of AMISYS Managed Care Systems, Inc.

           All other items of this Schedule 13G remain the same as reported on the Schedule 13G dated as of February 10, 1997 and filed on behalf of the Reporting Persons with respect to the Common Stock of AMISYS Managed Care Systems, Inc., except to reflect that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Common Stock of AMISYS Managed Care Systems, Inc.



                               Page 2 of 6 Pages

                                    SIGNATURE
                                    ---------


      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 1998


NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By:   NEA PARTNERS VI, LIMITED PARTNERSHIP

      By:              *
         --------------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS VI, LIMITED PARTNERSHIP

By:               *
    -------------------------------
       Charles W. Newhall III
       General Partner


               *
----------------------------------
Peter J. Barris


               *
----------------------------------
Ronald Kase


              *
----------------------------------
John M. Nehra


                               Page 3 of 6 Pages

              *
----------------------------------
Frank A. Bonsal, Jr.


             *
----------------------------------
C. Richard Kramlich


             *
----------------------------------
Arthur J. Marks


             *
----------------------------------
Thomas C. McConnell


             *
----------------------------------
Charles W. Newhall III


                                     *By:  /s/ Nancy L. Dorman
                                           ----------------------------------
                                           Nancy L. Dorman, in her individual
                                           capacity and as Attorney-in-Fact

--------------------------------------------------------------------------------

This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.


                               Page 4 of 6 Pages

                                                                      Exhibit 1
                                                                      ---------

                                    AGREEMENT


      Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of AMISYS Managed Care Systems, Inc.

      EXECUTED as a sealed instrument this 10th day of February, 1998.


NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By:   NEA PARTNERS VI, LIMITED PARTNERSHIP

      By:              *
          -------------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS VI, LIMITED PARTNERSHIP

By:                   *
    ------------------------------------
       Charles W. Newhall III
       General Partner


              *
--------------------------------
Peter J. Barris


              *
--------------------------------
Ronald Kase


              *
--------------------------------
John M. Nehra



                               Page 5 of 6 Pages

              *
--------------------------------
Frank A. Bonsal, Jr.


              *
--------------------------------
C. Richard Kramlich


              *
--------------------------------
Arthur J. Marks


              *
--------------------------------
Thomas C. McConnell


              *
--------------------------------
Charles W. Newhall III

                                    *By:   /s/ Nancy L. Dorman
                                           -----------------------------------\
                                           Nancy L. Dorman, in her individual
                                           capacity and as Attorney-in-Fact

-------------------------------------------------------------------------------

This Agreement was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems, Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.




                               Page 6 of 6 Pages